Exhibit 99.1

Bilibili Inc. Announces Third Quarter 2021 Financial Results

SHANGHAI, November 17, 2021 — Bilibili Inc. (“Bilibili” or the “Company”) (NASDAQ: BILI and HKEX: 9626), an iconic brand and a leading video community for young generations in China, today announced its unaudited financial results for the third quarter ended September 30, 2021.

Third Quarter 2021 Highlights:

•	Total net revenues reached RMB5,206.6 million (US$808.0 million), a 61% increase from the same period in 2020.

•	Average monthly active users (MAUs) reached 267.2 million, and mobile MAUs reached 249.9 million, representing increases of 35% and 36%, respectively, from the same period in 2020.

•	Average daily active users (DAUs) reached 72.1 million, a 35% increase from the same period in 2020.

•	Average monthly paying users (MPUs1) reached 23.9 million, a 59% increase from the same period in 2020.

“We are proud to announce another stellar quarter of quality growth,” said Mr. Rui Chen, chairman of the board and chief executive officer of Bilibili. “During our peak summer season, user growth surged, engagement levels reached an all-time high, and we continued to expand our topline. In the third quarter, MAUs and DAUs each grew 35% year-over-year, advancing us toward our 3-year growth goal. Importantly, our community is stickier and more engaged than ever. Users spent an average of 88 minutes per day on Bilibili, the longest time we have seen in our operating history. Along with our growth, we are deepening our commitment as a responsible public company. We continue to cultivate an inclusive community, promoting positive content and engaging in better environmental, social and governance practices. We hope to instill heartening Chinese culture and values across our community, and bring more ‘Created-in-China’ content to the world.”

Mr. Sam Fan, chief financial officer of Bilibili, said, “We closed the third quarter with record high revenues of RMB5.2 billion, up 61% year-over-year. Our revenue mix is more balanced and healthier, and we continue to improve monetization across our growing businesses. Motivated by our expansive brand influence, revenues from our advertising business continued to increase, up 110% in the third quarter to RMB1.2 billion compared with the same period in 2020. MPUs also grew to 24 million in the third quarter, up 59% year-over-year, and our paying ratio reached 8.9%. We believe we are on the right path to achieve our near- and long-term goals, fortified by our strong fundamentals, healthy balance sheet and ample cash reserves of RMB24.4 billion.”

Third Quarter 2021 Financial Results

Total net revenues. Total net revenues were RMB5,206.6 million (US$808.0 million), representing an increase of 61% from the same period of 2020.

Mobile games. Revenues from mobile games were RMB1,391.7 million (US$216.0 million), representing an increase of 9% from the same period of 2020.

Value-added services (VAS). Revenues from VAS were RMB1,908.9 million (US$296.3 million), representing an increase of 95% from the same period of 2020, mainly attributable to the Company’s enhanced monetization efforts, led by an increased number of paying users for the Company’s value-added services including the premium membership program, live broadcasting services and other value-added services.

Advertising. Revenues from advertising were RMB1,172.0 million (US$181.9 million), representing an increase of 110% from the same period of 2020. This increase was primarily attributable to further recognition of Bilibili’s brand name in China’s online advertising market, as well as Bilibili’s improved advertising efficiency.

E-commerce and others. Revenues from e-commerce and others were RMB734.0 million (US$113.9 million), representing an increase of 78% from the same period of 2020, primarily attributable to the increase in sales of products through the Company’s e-commerce platform.

Cost of revenues. Cost of revenues was RMB4,188.1 million (US$650.0 million), representing an increase of 70%, compared with the same period of 2020. Revenue-sharing cost, a key component of cost of revenues, was RMB2,157.5 million (US$334.8 million), representing an increase of 83% from the same period in 2020.

Gross profit. Gross profit was RMB1,018.5 million (US$158.1 million), representing an increase of 34% from the same period in 2020, which was primarily due to increased net revenues.

Total operating expenses. Total operating expenses were RMB2,896.5 million (US$449.5 million), representing an increase of 57% from the same period of 2020.

Sales and marketing expenses. Sales and marketing expenses were RMB1,633.3 million (US$253.5 million), representing a 37% increase year-over-year. The increase was primarily attributable to increased channel and marketing expenses to promote Bilibili’s app and brand, as well as promotional expenses for the Company’s mobile games and an increase in headcount in sales and marketing personnel.

General and administrative expenses. General and administrative expenses were RMB474.9 million (US$73.7 million), representing an 87% increase year-over-year. The increase was primarily due to increased headcount in general and administrative personnel, increased share-based compensation expenses, higher rental expenses and other general and administrative expenses.

Research and development expenses. Research and development expenses were RMB788.3 million (US$122.3 million), representing a 97% increase year-over-year. The increase was primarily due to increased headcount in research and development personnel and increased share-based compensation expenses.

Loss from operations. Loss from operations was RMB1,878.0 million (US$291.5 million), compared with RMB1,083.3 million in the same period of 2020.

Investment income/(loss), net. Net investment income/(loss) primarily included return earned on financial products issued by banks and other financial institutions, return from investments in money market funds, and the fair value change of investments in publicly traded companies. Net investment loss was RMB724.3 million (US$112.4 million), compared with net investment income of RMB14.2 million in the same period of 2020. The change was mainly attributable to the fair value change of investments in publicly traded companies.

Income tax expense. Income tax expense was RMB28.3 million (US$4.4 million), compared with RMB17.3 million in the same period of 2020.

Net loss. Net loss was RMB2,686.3 million (US$416.9 million), compared with RMB1,100.9 million in the same period of 2020.

Adjusted net loss2. Adjusted net loss, which is a non-GAAP measure that excludes share-based compensation expenses, amortization expense related to intangible assets acquired through business acquisitions, income tax related to intangible assets acquired through business acquisitions and loss/ (gain) on fair value change in investments in publicly traded companies, was RMB1,622.0 million (US$251.7 million), compared to RMB967.1 million in the same period of 2020.

Basic and diluted EPS and adjusted basic and diluted EPS2. Basic and diluted net loss per share were RMB6.90 (US$1.07), compared with RMB3.08 in the same period of 2020. Adjusted basic and diluted net loss per share were RMB4.16 (US$0.65), compared with RMB2.70 in the same period of 2020.

Cash and cash equivalents, time deposits and short-term investments. As of September 30, 2021, the Company had cash and cash equivalents, time deposits, and short-term investments of RMB24.4 billion (US$3.8 billion), compared with RMB12.8 billion as of December 31, 2020.

Outlook

For the fourth quarter of 2021, the Company currently expects net revenues to be between RMB5.7 billion and RMB5.8 billion.

The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates, which are all subject to various uncertainties, including those related to the ongoing COVID-19 pandemic.

[1]

The paying users refer to users who make payments for various products and services on our platform, including purchases in games and payments for VAS (excluding purchases on our e-commerce platform). A user who makes payments across different products and services offered on our platform using the same registered account is counted as one paying user and we add the number of paying users of Maoer toward our total paying users without eliminating duplicates.

[2]

Adjusted net loss and adjusted basic and diluted EPS are non-GAAP financial measures. For more information on non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this announcement.

Conference Call

The Company’s management will host an earnings conference call at 7:00 AM U.S. Eastern Time on November 17, 2021 (8:00 PM Beijing/Hong Kong time on November 17, 2021).

Details for the conference call are as follows:

Event Title:	Bilibili Inc. Third Quarter 2021 Earnings Conference Call
Conference ID:	9189598
Registration Link:	http://apac.directeventreg.com/registration/event/9189598

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, an event passcode, and a unique registrant ID, which will be used to join the conference call.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.bilibili.com.

A replay of the conference call will be accessible by phone two hours after the conclusion of the live call at the following numbers, until November 24, 2021:

United States:	+1-855-452-5696
International:	+61-2-8199-0299
Hong Kong:	800-963-117
China:	400-632-2162
Replay Access Code:	9189598

About Bilibili Inc.

Bilibili is an iconic brand and a leading video community with a mission to enrich the everyday life of young generations in China. Bilibili offers a wide array of video-based content with All the Videos You Like as its value proposition. Bilibili builds its community around aspiring users, high-quality content, talented content creators and the strong emotional bond among them. Bilibili pioneered the “bullet chatting” feature, a live commenting function that has transformed the viewing experience by displaying thoughts and feelings of other audience viewing the same video. It has now become the welcoming home of diverse interests for young generations in China and the frontier to promote Chinese culture across the world.

For more information, please visit: http://ir.bilibili.com.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as adjusted net loss, adjusted net loss per share and per ADS, basic and diluted, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, amortization expense related to intangible assets acquired through business acquisitions, income tax related to intangible assets acquired through business acquisition and loss/(gain) on fair value change in investments in publicly traded companies, which are non-cash charges. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, cash flows or liquidity, investors should not consider them in isolation, or as a substitute for net loss, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this announcement.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.4434 to US$1.00, the exchange rate on September 30, 2021 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward- looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Among other things, the impact of COVID-19, outlook and quotations from management in this announcement, as well as Bilibili’s strategic and operational plans, contain forward-looking statements. Bilibili may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Bilibili’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the impact of the COVID-19 pandemic on Bilibili’s business, results of operations, financial condition, and stock price; Bilibili’s strategies; Bilibili’s future business development, financial condition and results of operations; Bilibili’s ability to retain and increase the number of users, members and advertising customers, provide quality content, products and services, and expand its product and service offerings; competition in the online entertainment industry; Bilibili’s ability to maintain its culture and brand image within its addressable user communities; Bilibili’s ability to manage its costs and expenses; PRC governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission and the Hong Kong Stock Exchange. All information provided in this announcement and in the attachments is as of the date of the announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Bilibili Inc.

Juliet Yang

Tel: +86-21-2509-9255 Ext. 8523

E-mail: ir@bilibili.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: bilibili@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: bilibili@tpg-ir.com

BILIBILI INC.

Unaudited Condensed Consolidated Statements of Operations

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2020	June 30, 2021	September 30, 2021	September 30, 2020	September 30, 2021

	RMB	RMB	RMB	RMB	RMB
Net revenues:
Mobile games	1,275,136	1,233,164	1,391,666	3,673,726	3,795,576
Value-added services (VAS)	979,633	1,634,943	1,908,896	2,598,437	5,040,368
Advertising	557,510	1,049,149	1,171,969	1,120,348	2,935,805
E-commerce and others	413,434	577,998	734,043	766,338	1,831,152

Total net revenues	3,225,713	4,495,254	5,206,574	8,158,849	13,602,901
Cost of revenues	(2,464,138)	(3,506,272)	(4,188,087)	(6,262,797)	(10,657,556)
Gross profit Operating expenses:	761,575	988,982	1,018,487	1,896,052	2,945,345
Sales and marketing expenses	(1,190,354)	(1,399,920)	(1,633,269)	(2,471,403)	(4,033,248)
General and administrative expenses	(253,475)	(435,945)	(474,910)	(633,263)	(1,299,386)
Research and development expenses	(401,030)	(673,679)	(788,312)	(1,028,993)	(2,042,245)

Total operating expenses	(1,844,859)	(2,509,544)	(2,896,491)	(4,133,659)	(7,374,879)

Loss from operations Other (expenses)/income:	(1,083,284)	(1,520,562)	(1,878,004)	(2,237,607)	(4,429,534)
Investment income/(loss), net	14,245	455,247	(724,311)	19,187	(100,852)
Interest income	18,150	14,276	18,231	68,306	43,784
Interest expense	(35,961)	(35,601)	(36,524)	(73,804)	(105,370)
Exchange gains/(losses)	11,406	20,484	(11,621)	28,329	(19,560)
Others, net	(8,176)	(33,957)	(25,744)	23,891	(38,938)

Total other (expenses)/income, net	(336)	420,449	(779,969)	65,909	(220,936)

Loss before income tax	(1,083,620)	(1,100,113)	(2,657,973)	(2,171,698)	(4,650,470)
Income tax	(17,277)	(21,700)	(28,327)	(38,608)	(62,502)

Net loss	(1,100,897)	(1,121,813)	(2,686,300)	(2,210,306)	(4,712,972)
Accretion to redeemable noncontrolling interests	(1,262)	—	—	(4,292)	—
Net loss attributable to noncontrolling interests	20,143	1,235	9,219	30,693	11,758

Net loss attributable to the Bilibili Inc.’s shareholders	(1,082,016)	(1,120,578)	(2,677,081)	(2,183,905)	(4,701,214)
Net loss per share, basic	(3.08)	(2.91)	(6.90)	(6.36)	(12.50)
Net loss per ADS, basic	(3.08)	(2.91)	(6.90)	(6.36)	(12.50)
Net loss per share, diluted	(3.08)	(2.91)	(6.90)	(6.36)	(12.50)
Net loss per ADS, diluted	(3.08)	(2.91)	(6.90)	(6.36)	(12.50)
Weighted average number of ordinary shares, basic	351,301,703	384,588,209	387,921,805	343,156,614	376,073,065
Weighted average number of ADS, basic	351,301,703	384,588,209	387,921,805	343,156,614	376,073,065
Weighted average number of ordinary shares, diluted	351,301,703	384,588,209	387,921,805	343,156,614	376,073,065
Weighted average number of ADS, diluted	351,301,703	384,588,209	387,921,805	343,156,614	376,073,065

The accompanying notes are an integral part of this press release.

BILIBILI INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2020	June 30, 2021	September 30, 2021	September 30, 2020	September 30, 2021
	RMB	RMB	RMB	RMB	RMB
Share-based compensation expenses included in:
Cost of revenues	10,296	16,686	18,833	24,427	50,069
Sales and marketing expenses	10,757	13,130	12,053	28,728	38,195
General and administrative expenses	41,509	132,931	128,903	109,346	387,857
Research and development expenses	33,804	76,766	78,650	76,036	216,226

Total	96,366	239,513	238,439	238,537	692,347

BILIBILI INC.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except for share and per share data)

	December 31, 2020	September 30, 2021
	RMB	RMB
Assets
Current assets:
Cash and cash equivalents	4,678,109	10,470,237
Time deposits	4,720,089	4,521,003
Accounts receivable, net	1,053,641	1,347,468
Prepayments and other current assets	1,930,519	3,995,685
Short-term investments	3,357,189	9,439,311

Total current assets	15,739,547	29,773,704

Non-current assets:
Property and equipment, net	761,941	1,363,808
Production cost, net	667,876	893,204
Intangible assets, net	2,356,959	3,259,237
Goodwill	1,295,786	1,633,509
Long-term investments, net	2,232,938	4,186,112
Other long-term assets	810,561	1,357,507

Total non-current assets	8,126,061	12,693,377

Total assets	23,865,608	42,467,081

Liabilities
Current liabilities:
Accounts payable	3,074,298	4,198,301
Salary and welfare payables	734,376	902,181
Taxes payable	127,192	148,421
Short-term loan	100,000	934,306
Deferred revenue	2,118,006	2,661,401
Accrued liabilities and other payables	1,237,676	2,001,942

Total current liabilities	7,391,548	10,846,552
Non-current liabilities: Long-term debt	8,340,922	7,856,580
Other long-term liabilities	350,934	340,708

Total non-current liabilities	8,691,856	8,197,288

Total liabilities	16,083,404	19,043,840

Total Bilibili Inc.’s shareholders’ equity	7,600,200	23,386,384
Noncontrolling interests	182,004	36,857

Total shareholders’ equity	7,782,204	23,423,241

Total liabilities and shareholders’ equity	23,865,608	42,467,081

BILIBILI INC.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2020	2021	2021	2020	2021
	RMB	RMB	RMB	RMB	RMB
Net loss	(1,100,897)	(1,121,813)	(2,686,300)	(2,210,306)	(4,712,972)
Add:
Share-based compensation expenses	96,366	239,513	238,439	238,537	692,347
Amortization expense related to intangible assets acquired through business acquisitions	16,007	26,016	28,017	32,951	80,178
Income tax related to intangible assets acquired through business acquisitions	(1,514)	(1,514)	(1,514)	(1,514)	(4,542)
Loss/(Gain) on fair value change in investments in publicly traded companies	22,892	(466,895)	799,311	29,855	107,229

Adjusted net loss	(967,146)	(1,324,693)	(1,622,047)	(1,910,477)	(3,837,760)

Net loss attributable to the Bilibili Inc.’s shareholders	(1,082,016)	(1,120,578)	(2,677,081)	(2,183,905)	(4,701,214)
Add:
Share-based compensation expenses	96,366	239,513	238,439	238,537	692,347
Amortization expense related to intangible assets acquired through business acquisitions	16,007	26,016	28,017	32,951	80,178
Income tax related to intangible assets acquired through business acquisitions	(1,514)	(1,514)	(1,514)	(1,514)	(4,542)
Loss/(Gain) on fair value change in investments in publicly traded companies	22,892	(466,895)	799,311	29,855	107,229

Adjusted net loss attributable to the Bilibili Inc.’s shareholders	(948,265)	(1,323,458)	(1,612,828)	(1,884,076)	(3,826,002)

Adjusted net loss per share, basic	(2.70)	(3.44)	(4.16)	(5.49)	(10.17)
Adjusted net loss per ADS, basic	(2.70)	(3.44)	(4.16)	(5.49)	(10.17)
Adjusted net loss per share, diluted	(2.70)	(3.44)	(4.16)	(5.49)	(10.17)
Adjusted net loss per ADS, diluted	(2.70)	(3.44)	(4.16)	(5.49)	(10.17)
Weighted average number of ordinary shares, basic	351,301,703	384,588,209	387,921,805	343,156,614	376,073,065
Weighted average number of ADS, basic	351,301,703	384,588,209	387,921,805	343,156,614	376,073,065
Weighted average number of ordinary shares, diluted	351,301,703	384,588,209	387,921,805	343,156,614	376,073,065
Weighted average number of ADS, diluted	351,301,703	384,588,209	387,921,805	343,156,614	376,073,065